SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2014, incorporated by reference herein:
Exhibit
99.1 Release dated May 6, 2014, entitled “NOTICE OF GENERAL MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 8, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or the "Company")

NOTICE OF GENERAL MEETING
DRDGOLD shareholders (“Shareholders”) are referred to the announcement released on SENS on
18 March 2014, relating to the acquisition by the Company of the 26% interest in its operating subsidiary,
Ergo Mining Operations (Proprietary) Limited (“EMO”), that it does not already own, from Khumo Gold SPV
(Proprietary) Limited (“Khumo”) and the DRDSA Empowerment Trust (“DRDSA Trust”).
DRDGOLD has agreed to acquire:
i. Khumo’s 20% interest in the issued share capital of EMO and all its claims against EMO in exchange for 35 000 000 new DRDGOLD ordinary shares (“Khumo Acquisition”); and
ii. the DRDSA Trust’s 6% interest in the issued share capital of EMO and all its claims against EMO in exchange for 10 500 000 new DRDGOLD ordinary shares.
Accordingly, notice is hereby given that a general meeting of Shareholders ("General Meeting") will be held at the registered offices of the Company at Quadrum Office Park, Building 1, 50 Constantia Boulevard,
Constantia Kloof Ext 28, Roodepoort, 1709, South Africa on Friday, 27 June 2014, at 09:00, for the purposes of considering and, if deemed fit, passing the necessary ordinary resolutions in order to approve the Khumo
Acquisition and matters ancillary thereto.
A circular, incorporating a notice of the General Meeting containing the proposed resolutions to give effect to the above, will be posted today, Tuesday, 6 May 2014. This circular will also be available for inspection at the Company’s registered office (see the address set out above) and on its website,
www.drdgold.com
until
the date of the General Meeting.
The salient dates of the General Meeting are:
2014
Record date for shareholders in order to be eligible to receive the circular
Friday, 25 April
Last day to trade in ordinary shares in order to be eligible to participate in and vote at the General Meeting
Thursday, 12 June
Record date in order to be eligible to participate in and vote at the
General Meeting
Friday, 20 June
Forms of proxy to be lodged with the Company's transfer secretary by no later than 09:00 on (see note 4 below)
Wednesday, 25 June
General Meeting to be held at 09:00 on Friday, 27 June
Results of General Meeting released on SENS on Friday, 27 June

Notes:
1. These dates and times are subject to change. Any changes will be published on SENS.
2. All times given above are South African times.
3. Forms of proxy submitted in respect of the General Meeting will remain valid in respect of any adjournment or postponement thereof.
4. Any form of proxy not delivered to the transfer secretary by this time may be handed to the chairperson of the General Meeting at any time before the appointed proxy exercises any of the shareholder's rights at the
General Meeting.
Roodepoort
6 May 2014

Corporate advisor and sponsor
One Capital